


083-00006
RECEIVED
2010 FEB 24 A 10:29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 150,000,000 9.25% Notes due 10 September 2012 comprising BRL 100,000,000 in aggregate nominal amount of Tranche 1 Notes and BRL 50,000,000 in aggregate nominal amount of Tranche 2 Notes
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated February 8, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 150,000,000 9.25% Notes due 10 September 2012 comprising BRL 100,000,000 in aggregate nominal amount of Tranche 1 Notes (the "Tranche 1 Notes") and BRL 50,000,000 in aggregate nominal amount of Tranche 2 Notes (the "Tranche 2 Notes", and together with the Tranche 1 Notes, the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009 and a Registration Document dated August 11, 2009, as supplemented by a Securities Note dated February 8, 2010 (which includes a Pricing Supplement dated February 8, 2010) and a Summary Note dated February 8, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated February 8, 2010 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 11, 2009, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

		Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	Tranche 1 Notes:	101.1875%	1.375%	99.8125%
	Tranche 2 Notes:	102.1875%	1.375%	100.8125%
Total	Tranche 1 Notes:	BRL 101,187,500	BRL 1,375,000	BRL 99,812,500
	Tranche 2 Notes:	BRL 51,093,750	BRL 687,500	BRL 50,406,250
	Total:	BRL 152,281,250	BRL 2,062,500	BRL 150,218,750

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Managers have agreed to pay the costs and expenses incurred by the Managers (including legal expenses), filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c) (i) The Programme Agreement dated August 11, 2009.*
(ii) The Purchaser's Confirmation dated February 8, 2010.

(iii) The Agency Agreement dated August 11, 2009.*

(d) (i) The Base Prospectus dated August 11, 2009.*
(ii) The Registration Document dated August 11, 2009.*
(iii) The Securities Note dated February 8, 2010.
(iv) The Summary Note dated February 8, 2010.
(v) The Pricing Supplement dated February 8, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

J.P.Morgan

8 February 2010

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL150,218,750.00 (payable in EUR in the amount of EUR58,156,579.94) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....
Authorised signatory

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

Securities Note



European Bank for Reconstruction and Development

BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") comprising BRL100,000,000 in aggregate nominal amount of Tranche 1 Notes (the "Tranche 1 Notes") and BRL50,000,000 in aggregate nominal amount of Tranche 2 Notes (the "Tranche 2 Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 8 February 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Dealer

J.P. Morgan

8 February 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealer (as defined below)) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or J.P. Morgan Securities Ltd. (the "Dealer"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each

investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Page

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless

that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2004, 2005 and 2006, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2010 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the

circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

JPMorgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the

Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €€€20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

8 February 2010

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") comprising BRL100,000,000 in aggregate nominal amount of Tranche 1 Notes (the "Tranche 1 Notes") and BRL50,000,000 in aggregate nominal amount of Tranche 2 Notes (the "Tranche 2 Notes")
3	Type of Note:	Fixed Rate
4	Issue Date:	10 February 2010
5	Issue Price:	The Issue Price of the Tranche 1 Notes is 101.1875 per cent. The Issue Price of the Tranche 2 Notes in 102.1875 per cent.
6	Maturity Date:	10 September 2012
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered

9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, other than on the first Fixed Interest Date on 10 September 2010, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2010 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	BRL 268.63 per Specified Denomination, provided that the Initial Broken Amount shall be payable in USD, as further described in Annex A.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention

	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than an Indexed or Formula Note where the index or formula applies to the redemption amount*):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated

27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 10 February 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 10 February 2010.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be BRL150,218,750.00 but payable in EUR in the, amount of EUR58,156,579.94) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds: BRL150,218,750.00 (EUR equivalent: EUR58,156,579.94)

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 8.757 per cent. per annum in respect of the

Tranche 1 Notes.

8.312 per cent. per annum in respect of the Tranche 2 Notes.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Initial Broken Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the first Rate Fixing Date:

BRL268.63 *divided* by the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as

practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL150,218,750.00 but payable in EUR in the amount of EUR58,156,579.94) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISER
To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") comprising BRL100,000,000 in aggregate nominal amount of Tranche 1 Notes (the "Tranche 1 Notes") and BRL50,000,000 in aggregate nominal amount of Tranche 2 Notes (the "Tranche 2 Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 8 February 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

8 February 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors..................................	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Dealer..	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency	Brazilian real ("BRL"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	10 September 2012
Issue Price..	The Issue Price of the Tranche 1 Notes is 101.1875 per cent. The Issue Price of the Tranche 2 Notes is 102.1875 per cent.

Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.25 per cent.
Interest Payment Date(s) or Interest Period(s)	10 September in each year commencing 10 September 2010
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	BRL5,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the

	lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc.
Governing Law..................................	English
Selling Restrictions..............................	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Kurt Bayer, Stefania Bazzoni, Terence Brown, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL150,218,750.00 but payable in EUR in the amount of EUR58,156,579.94) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in credit linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe

changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor JPMorgan Chase Bank N.A. acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.

125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.

21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York

Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer
As to English Law

Linklaters LLP

One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

8 February 2010

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") comprising BRL100,000,000 in aggregate nominal amount of Tranche 1 Notes (the "Tranche 1 Notes") and BRL50,000,000 in aggregate nominal amount of Tranche 2 Notes (the "Tranche 2 Notes")
3	Type of Note:	Fixed Rate
4	Issue Date:	10 February 2010
5	Issue Price:	The Issue Price of the Tranche 1 Notes is 101.1875 per cent. The Issue Price of the Tranche 2 Notes in 102.1875 per cent.
6	Maturity Date:	10 September 2012
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable

13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, other than on the first Fixed Interest Date on 10 September 2010, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2010 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	BRL 268.63 per Specified Denomination, provided that the Initial Broken Amount shall be payable in USD, as further described in Annex A.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495

	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 10 February 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 10 February 2010.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL150,218,750.00 but payable in EUR in the amount of EUR58,156,579.94) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	BRL150,218,750.00 (EUR equivalent: EUR58,156,579.94)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.757 per cent. per annum in respect of the Tranche 1 Notes. 8.312 per cent. per annum in respect of the Tranche 2 Notes. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Initial Broken Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the first Rate Fixing Date:

BRL268.63 *divided* by the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to

JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
IDR 250,000,000,000 6.75% Notes due 19 February 2013
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 17 February 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("IDR") 250,000,000,000 6.75% Notes due 19 February 2013 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2009 and a Registration Document dated 11 August 2009, as supplemented by a Securities Note dated 17 February 2010 (which includes a Pricing Supplement dated 17 February 2010) and a Summary Note dated 17 February 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated 17 February 2010 with The Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 10 August 2007 with Dealers referred to therein. Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	101.055%	1.375%	99.680%
Total	IDR 252,637,500,000	IDR 3,437,500,000	IDR 249,200,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2009.*

(c)
- (i) The Programme Agreement dated 11 August 2009.*
- (ii) The Purchaser's Confirmation dated 17 February 2010.
- (iii) The Agency Agreement dated 11 August 2009.*

(d)
- (i) The Base Prospectus dated 11 August 2009.*
- (ii) The Registration Document dated 11 August 2009.*
- (iii) The Securities Note dated 17 February 2010.
- (iv) The Summary Note dated 17 February 2010.
- (v) The Pricing Supplement dated 17 February 2010.

---

* Previously filed with the Securities and Exchange Commission on 25 November 2009.



The Toronto-Dominion Bank
Incorporated in Canada with Limited Liability
Triton Court, 14/18 Finsbury Square
London, EC2A 1DB
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042
Telex 886142

17 February 2010

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

**European Bank for Reconstruction and Development
IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 (the "Notes")
issued pursuant to a Global Medium Term Note Programme**

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents;

(c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(d) the cost of listing the Notes; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are IDR249,200,000,000 (payable in USD in the amount of USD26,510,638.30) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95718.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: The Toronto-Dominion Bank

By: ....
Authorised signatory

John R. C. White
Managing Director, Legal & Compliance
The Toronto-Dominion Bank

A11716190



Securities Note



European Bank for Reconstruction and Development

IDR250,000,000,000
6.75% Notes due 19 February 2013 (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 17 February 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Lead Manager

TD Securities

17 February 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or The Toronto-Dominion Bank (the "Lead Manager"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than

€50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "IDR" and "rupiah" are to Indonesian rupiah and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not

limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Indonesia and the Indonesian economy

There are a number of risks associated with Indonesia and the Indonesian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Indonesia is a Republic with a President, a Vice President and a Parliamentary form of government. From its independence in 1945 until 1998, there were only two Presidents in Indonesia. At the end of the term of each of these Presidents, Indonesia experienced political instability and many cities in Indonesia, including Jakarta, experienced rioting, unrest and destruction of property. Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future, or that any such disturbances will not, directly or indirectly, cause the occurrence of a Price Source Disruption Event.

Since 2002, several bombing incidents have taken place in Indonesia, most significantly in Bali in October 2002 and in October 2005 and in the eastern Indonesian town of Tentena on the island of Sulawesi in May 2005, and further terrorist acts may occur in the future. Terrorist acts could destabilise Indonesia and increase internal divisions within the Government as it evaluates responses to that instability and unrest. Violent acts arising from, and leading to, instability and unrest have in the past had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, which could cause the occurrence of a Price Source Disruption Event.

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterised in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political developments. The economic crisis resulted in the failure of many Indonesian companies, through inability or otherwise, to repay their debts when due. A loss of investor confidence in the financial systems of emerging and other markets, or other factors, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia.

There can be no assurance that: (i) the Indonesian rupiah will not be subject to depreciation or volatility; (ii) the current exchange rate policy will remain the same; or (iii) the Indonesian Government will act when necessary to stabilise, maintain or increase the value of the rupiah, or that any such action, if taken, will be successful. Depreciation or volatility of the rupiah against the U.S. dollar or other currencies could adversely affect general economic conditions in Indonesia. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages and capital or exchange controls.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines

and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each

investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Lead Manager or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the IDR/USD foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the IDR/USD foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the IDR/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting IDR into USD upon the occurrence of a Price Source Disruption Event. The Calculation Agent is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the IDR/USD foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Indonesian rupiah, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of Indonesia or the United States, and, in turn, the exchange rates and therefore the value of the IDR/USD foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
IDR250,000,000,000 6.75% Notes due 19 February 2013
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Indonesian rupiah ("**IDR**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:		IDR250,000,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		19 February 2010
5	Issue Price:		101.055 per cent.
6	Maturity Date:		19 February 2013 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		IDR10,000,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		19 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	6.75 per cent. per annum, equal to IDR675,000 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	19 February in each year commencing 19 February 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the business centre). Singapore, London, TARGET and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if	Condition 6(e) applies subject to the provisions set out in Annex A hereto

	different to that set out in Condition 6:		
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	Indonesia The Toronto-Dominion Bank has represented and agreed that (i) it has not offered or sold and will not offer or sell any Notes in Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Base Prospectus, Securities Note,

		Summary Note or Registration Document or any other offering material relating to the Notes in Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048664296
	ISIN Code:	XS0486642969
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein

pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 19 February 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 19 February 2010.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be IDR249,200,000,000 but payable in USD in the amount of USD26,510,638.30) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	IDR249,200,000,000 (USD equivalent: USD26,510,638.30)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	6.353 per cent. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

IDR675,000 *divided by* the Reference Rate and rounded down to the nearest cent.

If the Reference Rate is not available for any reason on Reuters Page ABSIRFIX01 or any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters Page ABSIRFIX01 (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 11:30 a.m. (Singapore time) on the rate fixing date for settlement two Singapore Business Days thereafter. If at least two quotations are provided the IDR/USD Rate will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the relevant IDR/USD Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London, TARGET and New York City;

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 26 July 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank, Toronto as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Jakarta, Singapore, London, TARGET and New York Business Days before the applicable Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations in the Singapore interbank market selected by the Calculation Agent acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 11:00 a.m. (Singapore time) expressed as the amount of IDR per one USD, for settlement in two Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption "Spot" under the column "IDR" at approximately 11:00 a.m. (Singapore time) on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 - December 2003	9,088	8,175
January 2004 - December 2004	9,440	8,317
January 2005 - December 2005	10,775	9,135
January 2006 - December 2006	9,815	8,703
January 2007 - December 2007	9,550	8,670
January 2008 - December 2008	12,650	9,060
January 2009 - December 2009	12,100	9,340
January 2010	9,428	9,253

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be IDR249,200,000,000 but payable in USD in the amount of USD26,510,638.30) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank, Toronto
Royal Trust Tower
77 King Street West 14th
Toronto Ontario
M5K 1A2
Canada

LEGAL ADVISER

To the Lead Manager

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

IDR250,000,000,000
6.75 per cent. Notes due 19 February 2013

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 17 February 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

TD Securities

17 February 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State , the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Lead Manager	The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Indonesian rupiah ("IDR"), provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	19 February 2013
Issue Price	101.055%
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	6.75 per cent.
Interest Payment Date(s) or Interest Period(s)	19 February in each year commencing 19 February 2011

Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	IDR10,000,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) of the London Stock Exchange plc.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital....................	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business...	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors..	Kurt Bayer, Stefania Bazzoni, Terence Brown, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podòliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be IDR249,200,000,000 but payable in USD in the amount of USD26,510,638.30) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in exotic currency investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample

liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Indonesia and the Indonesian economy in general, which may have effects upon the Notes, and in particular the IDR/USD exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor The Toronto-Dominion Bank, Toronto acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the IDR/USD foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the IDR/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the IDR/USD foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank

Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.

21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York

Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank, Toronto

Royal Trust Tower
77 King Street West 14th
Toronto Ontario
M5K 1A2
Canada

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP

One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
IDR250,000,000,000 6.75% Notes due 19 February 2013
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian rupiah ("**IDR**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	IDR250,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 February 2010
5	Issue Price:	101.055 per cent.
6	Maturity Date:	19 February 2013 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	IDR10,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		19 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	6.75 per cent. per annum, equal to IDR675,000 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	19 February in each year commencing 19 February 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the business centre). Singapore, London, TARGET and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if	Condition 6(e) applies subject to the provisions set out in Annex A hereto

	different to that set out in Condition 6:		
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	Indonesia The Toronto-Dominion Bank has represented and agreed that (i) it has not offered or sold and will not offer or sell any Notes in Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Base Prospectus, Securities Note,

		Summary Note or Registration Document or any other offering material relating to the Notes in Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048664296
	ISIN Code:	XS0486642969
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein

pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 19 February 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

EVS

....
CITIBANK, N.A.
(as Agent)

PART B - OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 19 February 2010.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be IDR249,200,000,000 but payable in USD in the amount of USD26,510,638.30) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	IDR249,200,000,000 (USD equivalent: USD26,510,638.30)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	6.353 per cent. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

IDR675,000 *divided by* the Reference Rate and rounded down to the nearest cent.

If the Reference Rate is not available for any reason on Reuters Page ABSIRFIX01 or any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters Page ABSIRFIX01 (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 11:30 a.m. (Singapore time) on the rate fixing date for settlement two Singapore Business Days thereafter. If at least two quotations are provided the IDR/USD Rate will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the relevant IDR/USD Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London, TARGET and New York City;

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 26 July 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank, Toronto as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Jakarta, Singapore, London, TARGET and New York Business Days before the applicable Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations in the Singapore interbank market selected by the Calculation Agent acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 11:00 a.m. (Singapore time) expressed as the amount of IDR per one USD, for settlement in two Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption "Spot" under the column "IDR" at approximately 11:00 a.m. (Singapore time) on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 - December 2003	9,088	8,175
January 2004 - December 2004	9,440	8,317
January 2005 - December 2005	10,775	9,135
January 2006 - December 2006	9,815	8,703
January 2007 - December 2007	9,550	8,670
January 2008 - December 2008	12,650	9,060
January 2009 - December 2009	12,100	9,340
January 2010	9,428	9,253

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 50,000,000 9.75% Notes due 28 January 2014 (to be consolidated and form a single series with the Bank's BRL 175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated February 17, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 50,000,000 9.75% Notes due 28 January 2014 (to be consolidated and form a single series with the Bank's BRL 175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010) (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2009 and a Registration Document dated 11 August 2009, as supplemented by a Securities Note dated 17 February 2010 (which includes a Pricing Supplement dated 17 February 2010) and a Summary Note dated 17 February 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 17 February 2010 provided by the Royal Bank of Canada Europe Limited ("RBC") pursuant to a Programme Agreement dated 11 August 2009, RBC has agreed to purchase the Notes. The obligations of RBC are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	102.625%[1]	1.625%	101.00%
Total	BRL 51,312,500[1]	BRL 812,500	BRL 50,500,000[1]

[1] Plus accrued interest on the principal amount of the Notes from and including 28 January 2010 to but excluding 19 February 2010, in the amount of BRL 294,000,000, such that aggregate net proceeds to the Bank will be BRL 50,794,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

RBC has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2009.*

(c) (i) The Programme Agreement dated 11 August 2009.*
(ii) The Purchaser's Confirmation dated 17 February 2010.
(iii) The Agency Agreement dated 11 August 2009.*

(d) (i) The Base Prospectus dated 11 August 2009.*
(ii) The Registration Document dated 11 August 2009.*
(iii) The Securities Note dated 17 February 2010.
(iv) The Summary Note dated 17 February 2010.
(v) The Pricing Supplement dated 17 February 2010.

---

* Previously filed with the Securities and Exchange Commission on 25 November 2009.


RBC
Capital
Markets
RBC


Royal Bank of Canada Europe Limited
Thames Court
One Queenhithe
London EC4V 4DE

Switchboard: 020 7653 4000
Facsimile: 020 7029 7900

17 February 2010

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL50,000,000 9.75 per cent. Notes due 28 January 2014 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.40 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.225 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL50,794,000 (payable in USD in the amount of USD26,843,885.42) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 94539.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: Royal Bank of Canada Europe Limited

By: ....
Authorised signatory

Securities Note



European Bank for Reconstruction and Development

BRL50,000,000 9.75 per cent. Notes due 28 January 2014 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 17 February 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Lead Manager

RBC Capital Markets

17 February 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Lead Manager) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Lead Manager. Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation

of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not

limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2004, 2005 and 2006, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2010 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines

and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each

investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Lead Manager nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

Royal Bank of Canada may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. Royal Bank of Canada is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
BRL50,000,000 9.75 per cent. Notes due 28 January 2014
issued pursuant to a Global Medium Term Note Programme (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL50,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 February 2010
5	Issue Price:	The Issue Price of the Notes is 102.625 per cent. plus 22 days' accrued interest on the Nominal Amount from and including 28 January 2010 to but excluding the Issue Date
6	Maturity Date:	28 January 2014
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010 on or about the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	BRL5,000, and integral multiples of BRL1,000 thereafter

	(b)	Calculation Amount:	BRL1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		28 January 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.75 per cent. per annum, equal to BRL97.50 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	28 January in each year commencing 28 January 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil shall be the business centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not applicable
30	Non-exempt Offer:	Not Applicable

31	Additional selling restrictions:	Brazil The Lead Manager acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisão de Valores Mobilários, the CVM). Therefore, the Lead Manager has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	047847478
	ISIN Code:	XS0478474785
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market on or around 19 February 2010 of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or about 19 February 2010. The Notes are to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL50,794,000 but payable in USD in the amount of USD26,843,885.42) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	BRL50,794,000 (USD equivalent:

	USD26,843,885.42)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.923 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL97.50 *divided by* the Reference Rate and rounded down to the nearest cent.

For the avoidance of doubt, the amount of interest payable per note of Specified Denomination will be an amount in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL 97.50 divided by the Reference Rate and rounded down to the nearest cent multiplied by the Specified Denomination and divided by 1,000.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on

the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means Royal Bank of Canada in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 12 January 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to Royal Bank of Canada as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS RESPECTIVE AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL THEY NOR ANY SUCH AFFILIATES BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL50,794,000 but payable in USD in the amount of USD26,843,885.42) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISER

To the Lead Manager

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL50,000,000
9.75 per cent. Notes due 28 January 2014 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL50,000,000 9.75 per cent. Notes due 28 January 2014 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 17 February 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

RBC Capital Markets

17 February 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Lead Manager	Royal Bank of Canada Europe Limited
Agent	Citibank, N.A.
Currency	Brazilian real ("BRL"), provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	28 January 2014
Issue Price	The Issue Price of the Notes is 102.625 per cent. plus 22 days' accrued interest on the Nominal Amount from and including 28 January 2010 to but excluding the Issue Date
Fungible with existing Notes	The Notes will be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010 on or about the Issue Date

Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.75 per cent.
Interest Payment Date(s) or Interest Period(s)	28 January in each year commencing 28 January 2011
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	BRL5,000 and integral multiples of BRL1,000 thereafter
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating..	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an

	exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital..................	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business...	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors...	Kurt Bayer, Stefania Bazzoni, Terence Brown, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL50,794,000 but payable in USD in the amount of USD26,843,885.42) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in credit linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Arranger, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample

liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor Royal Bank of Canada acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
BRL50,000,000 9.75 per cent. Notes due 28 January 2014
Issued pursuant to a Global Medium Term Note Programme (to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL50,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 February 2010
5	Issue Price:	The Issue Price of the Notes is 102.625 per cent. plus 22 days' accrued interest on the Nominal Amount from and including 28 January 2010 to but excluding the Issue Date
6	Maturity Date:	28 January 2014
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010 on or about the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	BRL5,000, and integral multiples of BRL1,000 thereafter

	(b)	Calculation Amount:	BRL1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		28 January 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.75 per cent. per annum, equal to BRL97.50 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	28 January in each year commencing 28 January 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil shall be the business centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	100 per cent. of the Specified Denomination subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not applicable
30	Non-exempt Offer:	Not Applicable

31	Additional selling restrictions:	Brazil The Lead Manager acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the Issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Lead Manager has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	047847478
	ISIN Code:	XS0478474785
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market on or around 19 February 2010 of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or about 19 February 2010.

The Notes are to be consolidated and form a single series with the Issuer's BRL175,000,000 9.75 per cent. Notes due 28 January 2014 issued on 28 January 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL50,794,000 but payable in USD in the amount of USD26,843,885.42) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	BRL50,794,000 (USD equivalent:

	USD26,843,885.42)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.923 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL97.50 *divided by* the Reference Rate and rounded down to the nearest cent.

For the avoidance of doubt, the amount of interest payable per note of Specified Denomination will be an amount in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL 97.50 divided by the Reference Rate and rounded down to the nearest cent multiplied by the Specified Denomination and divided by 1,000.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on

the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means Royal Bank of Canada in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 12 January 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to Royal Bank of Canada as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS RESPECTIVE AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL THEY NOR ANY SUCH AFFILIATES BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 125,000,000 9.50% Notes due 6 November 2013 (to be consolidated and form a single series with the Bank's BRL 200,000,000 9.50% Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 17 February 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 125,000,000 9.50% Notes due 6 November 2013 (to be consolidated and form a single series with the Bank's BRL 200,000,000 9.50% Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010) (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2009 and a Registration Document dated 11 August 2009, as supplemented by a Securities Note dated 17 February 2010 (which includes a Pricing Supplement dated 17 February 2010) and a Summary Note dated 17 February 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 17 February 2010 provided by The Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 11 August 2009, TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	102.8375%[1]	1.625%	101.2125%
Total	BRL 128,546,875[1]	BRL 2,031,250	BRL 126,515,625[1]

(1) Plus accrued interest on the principal amount of the Notes from and including 6 November 2009 to but excluding 19 February 2010, in the amount of BRL 3,416,250, such that aggregate net proceeds to the Bank will be BRL 129,931,875.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2009.*

(c) (i) The Programme Agreement dated 11 August 2009.*
(ii) The Purchaser's Confirmation dated 17 February 2010.
(iii) The Agency Agreement dated 11 August 2009.*

(d) (i) The Base Prospectus dated 11 August 2009.*
(ii) The Registration Document dated 11 August 2009.*
(iii) The Securities Note dated 17 February 2010.
(iv) The Summary Note dated 17 February 2010.
(v) The Pricing Supplement dated 17 February 2010.

* Previously filed with the Securities and Exchange Commission on 25 November 2009.



The Toronto-Dominion Bank
Incorporated in Canada with Limited Liability
Triton Court, 14/18 Finsbury Square
London, EC2A 1DB
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042
Telex 886142

17 February 2010

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

European Bank for Reconstruction and Development
BRL125,000,000 9.50 per cent. Notes due 6 November 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.40 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.225 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL129,931,875 (payable in USD in the amount of USD70,303,398.73) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.





Registered as a branch at Companies House Cardiff
Head Office P.O. Box 1 Toronto-Dominion Centre
Toronto, Ontario, Canada, M5K 1A2



Upon issue the Notes should be credited to our account with Euroclear, account number 95718.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: The Toronto-Dominion Bank

By: ....

Authorised signatory

Securities Note



European Bank for Reconstruction and Development

BRL125,000,000 9.50 per cent. Notes due 6 November 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 17 February 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Lead Manager

TD Securities

17 February 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Lead Manager (as defined below)) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID")) of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or The Toronto-Dominion Bank (the "Lead Manager"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation

of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summaries purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Page

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that

investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2004, 2005 and 2006, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2010 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that

its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an

assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that neither the Issuer, the Lead Manager nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. The Toronto-Dominion Bank is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €20,000,000,000 Global Medium Term Note Programme ("the Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
BRL125,000,000 9.50 per cent. Notes due 6 November 2013
issued pursuant to a Global Medium Term Note Programme
(to be consolidated and form a single series with the Issuer's
BRL200,000,000 9.50 per cent. Notes due 6 November 2013
issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL 60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL125,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 February 2010
5	Issue Price:	The Issue Price of the Notes is 102.8375 per cent. plus 105 days' accrued interest on the Nominal Amount from and including 6 November 2009 to but excluding the Issue Date.
6	Maturity Date:	6 November 2013
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due

			6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010 on or around the Issue Date.

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	(a)	Specified Denomination:	BRL5,000, and integral multiples of BRL1,000 thereafter
	(b)	Calculation Amount:	BRL1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 November 2009
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.50 per cent. per annum, equal to BRL95 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 November in each year commencing 6 November 2010 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable

	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil shall be the business centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Brazil The Lead Manager acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Lead Manager has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	046036280
	ISIN Code:	XS0460362808
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market on or around 19 February 2010 of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 19 February 2010.

The Notes are to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes

		(which is expected to be BRL129,931,875 but payable in USD in the amount of USD70,303,398.73) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii)	Estimated net proceeds:	BRL129,931,875 (USD equivalent: USD70,303,398.73)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.550 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL95 *divided by* the Reference Rate and rounded down to the nearest cent.

For the avoidance of doubt, the amount of interest payable per note of Specified Denomination will be an amount in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL 95 divided by the Reference Rate and rounded down to the nearest cent multiplied by the Specified Denomination and divided by 1,000.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on

the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means The Toronto-Dominion Bank, London Branch in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL129,931,875 but payable in USD in the amount of USD70,303,398.73) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISER
To the Lead Manager

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL125,000,000
9.50 per cent. Notes due 6 November 2013 (the "Notes")
(to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL125,000,000 9.50 per cent. Notes due 6 November 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 17 February 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

TD Securities

17 February 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Lead Manager	The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Brazilian real ("BRL"), provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	6 November 2013
Issue Price	The Issue Price of the Notes is 102.8375 per cent. plus 105 days' accrued interest on the Nominal Amount from and including 6 November 2009 to but excluding the Issue Date.
Fungible with existing Notes	The Notes will be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due

	6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010 as at the Issue Date.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.50 per cent.
Interest Payment Date(s) or Interest Period(s)	6 November in each year commencing 6 November 2010
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	BRL5,000 and integral multiples of BRL1,000 thereafter
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch")

	since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing	Application will be made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital....................	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business...	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors..	Kurt Bayer, Stefania Bazzoni, Terence Brown, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL129,931,875 but payable in USD in the amount of USD70,303,398.63) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in credit linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample

liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank

Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.

21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York

Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP

One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

17 February 2010

European Bank for Reconstruction and Development
BRL125,000,000 9.50 per cent. Notes due 6 November 2013
issued pursuant to a Global Medium Term Note Programme
(to be consolidated and form a single series with the Issuer's
BRL200,000,000 9.50 per cent. Notes due 6 November 2013
issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL 60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL125,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 February 2010
5	Issue Price:	The Issue Price of the Notes is 102.8375 per cent. plus 105 days' accrued interest on the Nominal Amount from and including 6 November 2009 to but excluding the Issue Date.
6	Maturity Date:	6 November 2013
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due

		6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010 on or around the Issue Date.

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	BRL5,000, and integral multiples of BRL1,000 thereafter
	(b) Calculation Amount:	BRL1,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	6 November 2009
	Fixed Rate Notes:	
16	(a) Fixed Rate of Interest:	9.50 per cent. per annum, equal to BRL95 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b) Fixed Interest Dates:	6 November in each year commencing 6 November 2010 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable

(d)	Final Broken Amount per Specified Denomination:	Not Applicable
(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
(f)	Business Day Convention:	Following Business Day Convention
(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil shall be the business centre). London and New York City shall be additional business centres.
(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Brazil The Lead Manager acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Lead Manager has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	046036280
	ISIN Code:	XS0460362808
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market on or around 19 February 2010 of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

MMC

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 19 February 2010.

The Notes are to be consolidated and form a single series with the Issuer's BRL200,000,000 9.50 per cent. Notes due 6 November 2013 issued on 6 November 2009, the Issuer's BRL125,000,000 9.50 per cent. Notes due 6 November 2013 issued on 27 November 2009, the Issuer's BRL35,000,000 9.50 per cent. Notes due 6 November 2013 issued on 8 January 2010 and the Issuer's BRL60,000,000 9.50 per cent. Notes due 6 November 2013 issued on 25 January 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes

	(which is expected to be BRL129,931,875 but payable in USD in the amount of USD70,303,398.73) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii) Estimated net proceeds:	BRL129,931,875 (USD equivalent: USD70,303,398.73)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.550 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL95 *divided by* the Reference Rate and rounded down to the nearest cent.

For the avoidance of doubt, the amount of interest payable per note of Specified Denomination will be an amount in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL 95 divided by the Reference Rate and rounded down to the nearest cent multiplied by the Specified Denomination and divided by 1,000.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on

the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means The Toronto-Dominion Bank, London Branch in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.